Via EDGAR and Facsimile

June 30, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 000-52710

Dear Ladies and Gentlemen:

On May 20, 2011, we responded (the “Response”) to the letter dated May 6, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to The Bank of New York Mellon Corporation’s (the “Company” or “BNY Mellon”) Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Annual Report”) and Form 8-K filed on April 19, 2011. This letter is our response to the Staff’s request on June 2, 2011 for proposed disclosure relating to comments 4, 5 and 6 of the Comment Letter. Please note that although the responses below reflect our current draft disclosure intended to address the Staff’s comments, the actual language used in our future filings may not compare precisely with the language set forth below as the facts and circumstances of our business may change from time to time.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

One Wall Street, New York, N.Y. 10286

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 4

Liquidity and dividends, page 51

4.	We note your disclosure of the value of your liquid funds as of December 31, 2010 and 2009. Given the importance of liquidity to your operations, and the potential volatility of liquid funds on a daily basis, in addition to disclosing the amount of liquid assets as of the balance sheet dates, please also disclose the average amounts of liquid assets during the period. Additionally, please define what you consider to be “liquid funds” (as contrasted with non-core sources of funds) and consider disaggregating and quantifying the components included in liquid funds, on both period end and average during the period basis.

Subject to the last sentence of the first paragraph of this letter, in future filings with the Commission we will disclose the components of our available and liquid funds for both the period end and average during the period in the format below.

“Available funds are defined as liquid funds (which include interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements), cash and due from banks, and interest-bearing deposits with the Federal Reserve and other central banks. The table below presents our total available funds including liquid funds at period end and on an average basis.

Available and liquid funds	March 31,	Dec. 31,	Quarterly average
(in millions)	2011	2010	1Q11	4Q10	1Q10
Available funds:
Liquid funds:
Interest-bearing deposits with banks	58,788	50,200	57,637	59,660	55,800
Federal funds sold and securities purchased under resale agreements	4,756	5,169	4,514	5,553	3,859

Total liquid funds	$63,544	$55,369	$62,151	$65,213	$59,659

Cash and due from banks	$4,058	$3,675	$4,088	$4,224	$3,514
Interest-bearing deposits with the Federal Reserve and other central banks	24,607	18,549	20,373	16,787	12,129

Total available funds	$92,209	$77,593	$86,612	$86,224	$75,302

Total available funds as a percentage of total assets	35%	31%	34%	34%	33	%”

Trading Activities and Risk Management, page 62

5.

We note your disclosure that your trading activities are focused on acting as a market maker for your customers, and the risk from those market-making activities and from your own positions are managed by your traders. Based on disclosures here and in various parts of your filing, it is not clear how much of your foreign exchange and other trading revenues were generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues, to the extent material, will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities, if material. In addition, if material, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

As indicated in our 2010 Annual Report, our trading activities are focused on facilitating customer trades and acting as a market maker for our customers. Substantially all of the $886 million of foreign exchange and other trading revenue was generated by either the facilitation of customer transactions or performing transactions on behalf of clients. Included in this revenue was an immaterial amount of proprietary trading revenue representing less than one-half of one percent of foreign exchange and other trading revenue and less than two one-hundredths of one percent of our total revenue in 2010. Subject to the last sentence of the first paragraph of this letter, we will revise future filings to present the immaterial nature of our proprietary trading activity, as follows:

“Our trading activities are focused on acting as a market maker for our customers and facilitating customer trades. In addition, we periodically manage positions for our own account. Positions managed for our own account are immaterial to our foreign exchange and other trading revenue and to our overall results of operations. The risk from market making activities for customers and from our own limited positions is managed by our traders and limited in total exposure through a system of position limits, a value-at-risk (VAR) methodology based on a Monte Carlo simulation, stop loss advisory triggers, and other market sensitivity measures.”

6.	We note your disclosure that trading services revenue includes revenue from foreign exchange trading and brokerage and other trading services. Given the significance of foreign exchange trading transactions to your results of operations, please revise future filings to describe the different ways in which you execute foreign exchange transactions with clients. As part of your enhanced disclosure, please describe the types of fees and other revenues earned by these different transactions, and the relative profitability and volume of each type.

In response to the Staff’s Comment 6, which references page 62 of our 2010 Annual Report, we note that we have already provided much of the requested information elsewhere in our filings with the Commission. Please refer to page 20 of our Form 10-Q for the quarter ended March 31, 2011 and pages 23-24 of our 2010 Annual Report. In response to the Staff’s Comment and subject to the last sentence of the first paragraph of this letter, in future filings we plan to expand that disclosure, as shown below. The additional disclosure is bolded.

“Our Investment Services business also generates foreign exchange trading revenues, which are influenced by the volume of client transactions and the spread realized on these transactions, market volatility, the level of cross-border assets held in custody for clients, the level and nature of underlying cross-border investments and other transactions undertaken by corporate and institutional clients. The foreign exchange trading revenues we earn also depend on how successful we are at managing the risk associated with the currency transactions we execute. Generally speaking, Investment Services clients enter into foreign exchange transactions in one of three ways: direct dealing or standing instructions with BNY Mellon or transactions with external foreign exchange providers. Direct dealing generally refers to orders entered by the client or client’s investment manager, with all decisions related to the transaction, usually on a transaction-specific basis, made by the client or its investment manager. Such transactions may be initiated by (i) contacting one of our sales desks to negotiate the rate for specific transactions, (ii) using electronic trading platforms, or (iii) electing other types of trades such as those pursuant to a benchmarking arrangement, in which pricing is determined by an objective market rate plus a pre-negotiated spread. The preponderance of the notional value of our trading volume with clients is in direct dealing. Our standing instruction program provides a cost-effective and efficient option to our clients for handling a high volume of small transactions or difficult to execute transactions in restricted and emerging markets currencies. This program provides custody clients and their investment managers an end-to-end solution that transfers to BNY Mellon much of the burden, risk and infrastructure cost associated with such foreign exchange transactions. Finally, our custody clients also choose to use an external foreign exchange provider other than BNY Mellon for a substantial majority of their U.S. dollar volume foreign exchange transactions. Whether our Investment Services clients enter into foreign exchange transactions with us through direct dealing or standing instructions, BNY Mellon acts as a principal counterparty in these transactions and not as an agent or broker.”

In further response to the Staff’s Comment, we also plan to add a cross-reference from the section identified in the Staff’s Comment 6 to the above disclosure.

**************************

On behalf of the Company, I hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer